UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BioXcel Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09075P105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075P105
(1) Names of reporting persons	BioXcel LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	30.5% (*)
(12) Type of reporting person (see instructions)	OO (Limited Liability Company)

(*) Based on 28,023,225 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (as reported by the Issuer in its Form 10-Q filed with the Securities Exchange Commission on November 14, 2022).

CUSIP No. 09075P105
(1) Names of reporting persons	BioXcel Holdings, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	30.5% (*)
(12) Type of reporting person (see instructions)	CO

(*) Based on 28,023,225 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (as reported by the Issuer in its Form 10-Q filed with the Securities Exchange Commission on November 14, 2022).

CUSIP No. 09075P105
(1) Names of reporting persons	Krishnan Nandabalan
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	365,563
(6) Shared voting power	8,546,750
(7) Sole dispositive power	365,563
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,912,313
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	31.4% (*)
(12) Type of reporting person (see instructions)	IN

(*) Based on 28,023,225 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (as reported by the Issuer in its Form 10-Q filed with the Securities Exchange Commission on November 14, 2022).

CUSIP No. 09075P105
(1) Names of reporting persons	Vimal Mehta
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	905,323
(6) Shared voting power	8,546,750
(7) Sole dispositive power	905,323
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	9,452,073
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	32.7% (*)
(12) Type of reporting person (see instructions)	IN

(*) Based on 28,023,225 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (as reported by the Issuer in its Form 10-Q filed with the Securities Exchange Commission on November 14, 2022).

Item 1(a) Name of issuer:

BioXcel Therapeutics, Inc.

Item 1(b) Address of issuer’s principal executive offices:

The Issuer’s principal executive offices are located at 555 Long Wharf Drive, New Haven, CT 06511.

Item 2(a) Name of person filing:

This statement is filed by:

(i) BioXcel LLC;

(ii) BioXcel Holdings, Inc. (“Holdings”);

(iii) Krishnan Nandabalan (“Mr. Nandabalan”); and

(iv) Vimal Mehta (“Mr. Mehta”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b) Address or principal business office or, if none, residence:

The principal business address of each of the Reporting Persons is 2614 Boston Post Road, Suite #33B, Guilford, CT 06437.

Item 2(c) Citizenship:

BioXcel LLC is a limited liability company organized under the laws of the State of Delaware. Holdings is a corporation organized under the laws of the State of Delaware. Each of Mr. Nandabalan and Mr. Mehta is a citizen of the United States.

Item 2(d) Title of class of securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e) CUSIP No.:

09075P105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k): Not applicable

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 28,023,225 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (as reported by the Issuer in its Form 10-Q filed with the Securities Exchange Commission on November 14, 2022).

As of December 31, 2022, BioXcel LLC was the record holder of 8,546,750 shares of Common Stock. BioXcel LLC is a subsidiary of Holdings. Each of Mr. Nandabalan and Mr. Mehta is a manager and officer of BioXcel LLC, and a director, officer and stockholder of Holdings. As such, each of Mr. Nandabalan and Mr. Mehta may be deemed to beneficially own the securities held of record by BioXcel LLC. Each of them disclaims any such beneficial ownership.

In addition to the shares held of record by BioXcel LLC, Mr. Nandabalan may be deemed to beneficially own 365,563 shares of Common Stock, which includes 365,563 shares of Common Stock issuable upon exercise of employee stock options that are currently exercisable or may be exercised within 60 days of December 31, 2022. In addition to the shares held of record by BioXcel LLC, Mr. Mehta may be deemed to beneficially own 905,323 shares of Common Stock, which includes 11,957 shares of Common Stock (of which 2,000 shares are owned by Rooma Mehta, his spouse) and 893,366 shares of Common Stock issuable upon exercise of employee stock options that are currently exercisable or may be exercised within 60 days of December 31, 2022.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable

List of Exhibits

Exhibit No.	Description
99	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on May 14, 2020).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2023.

BIOXCEL LLC

By:	/s/ Krishnan Nandabalan
Krishnan Nandabalan
President

BIOXCEL HOLDINGS, INC.

By:	/s/ Krishnan Nandabalan
Krishnan Nandabalan
President

KRISHNAN NANDABALAN

By:	/s/ Krishnan Nandabalan

VIMAL MEHTA

By:	/s/ Vimal Mehta